Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3035

03007427

03 FEB 20 AM 7:21

SUPPL

5th February 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Strategic Holdings Limited

We enclose for your information a copy of a press release issued on 5th February 2003 in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

3/14

[Press/JSH2k30205/p.6]

Jardine Strategic Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

For immediate release

Cycle & Carriage Increases Interest in Astra International

5th February 2003 – Jardine Strategic today announced that its 50.2%-held subsidiary Cycle & Carriage Limited ("C&C") had increased its interest in the share capital of PT Astra International Tbk ("Astra International") from 31.14% to 34.31%.

C&C has acquired and subscribed for an aggregate of some 553.4 million rights shares in Astra International pursuant to Astra International's rights issue for a total consideration of US$77.7 million. In addition, C&C has acquired an aggregate of some 11.3 million shares in Astra International from the market for a total consideration of US$2.8 million. The acquisition of the shares was funded from internal resources and external borrowings.

This increased shareholding is in line with C&C's objective to consolidate and enhance its position in the Southeast Asia automobile sector. C&C believes that Astra International will continue to maintain its dominant position in the Indonesian automotive and motorcycles markets and contribute positively to C&C due to its good long-term prospects. The Astra International rights issue was at a discount to the existing share price, and C&C considered that it represented an excellent opportunity for C&C to increase its shareholding at a low price.

C&C had subscribed for its proportionate rights entitlement of 437,439,086 rights shares and for 10,090,389 excess rights shares. In addition, it also acquired an aggregate of 105,886,154 nil-paid rights from Toyota Motor Corporation and the market. The total 553,415,629 rights shares acquired and subscribed for under the rights issue represented 39.4% of the rights issue shares, increasing C&C's shareholding in Astra International to 34.03% of the enlarged issued share capital of Astra International. C&C also acquired an aggregate of 11,273,000 shares from the market, representing 0.28% of Astra International's enlarged issued share capital.

- more -

Cycle & Carriage is a leading Singapore listed company with its operating businesses focusing on motor vehicle distribution and retail as well as property investment and development. It also has a strategic stake in Astra International, one of the largest companies in Indonesia with significant interests in the automotive industry as well as heavy equipment, palm oil, information technology, infrastructure and financial services.

Jardine Strategic is a holding company that takes long-term strategic investments in multinational businesses, particularly those with an Asian focus, and in other high quality companies with existing or potential links with the Jardine Matheson Group. Its principal attributable interests are in Jardine Matheson (51 per cent.), Dairy Farm (69 per cent.), Hongkong Land (41 per cent.), Mandarin Oriental (72 per cent.) and C&C (50 per cent.).

- end -

For further information, please contact:

Jardine Matheson Limited
Neil M McNamara (852) 2843 8227

Golin/Harris Forrest
Katherine Wang (852) 2501 7984

This and other Group announcements can be accessed through the Internet at "www.jardines.com".